Third Eye Design, Inc.

As of 12/31/2025

Assets/Liabilities	Account Type	Account	Amount
Assets			
	Cash & Checking		
		TDISC Investment Repayment (8885)	$3,309.00
		TED Primary Checking (7881)	$6,090.44
		TED Sales Deposit (7826)	$1,197.40
	Total Cash & Checking		$10,596.84
	Savings		
		TED Chase Credit Card Repayment (6256)	$866.82
		TED Regular Savings (6034)	$96,204.21
		TED Sales Tax & Patent Fees (6264)	$36.00
	Total Savings		$97,107.03
	Inventory		
		InView Plus	$18,974.00
		InView2	$221,875.00
	Total Inventory		$240,849.00
Total Assets			$348,552.87

Liabilities			
	Credit Cards		
		TED - Chase	($82,000.00)
		TED - WERNER, DAVID (5189)	($1,154.81)
	Total Credit Cards		($83,154.81)
	Other Liabilities		
		Contractual liability against Checking 8885	($3,309.00)
		Contractual liability against Savings 6034	($96,204.21)
		Contractual liability against unsold inventory	($240,849.00)
		TED Direct Loans & Convertible Debt	($1,269,941.00)
	Total Other Liabilities		($1,610,303.21)
Total Liabilities			($1,693,458.02)
Equity			$348,552.87
Total Liabilities & Equity			($1,344,905.15)